Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR Announces Dr. ZHANG Chunting’s Resignation as the President

NEW YORK, (MARKETWIRE) – November 16, 2011 – China Metro-Rural Holdings Limited (the “Company”) announces Dr. Zhang Chunting (“Dr. Zhang”) has tendered his resignation to the Board of Directors (the “Board”) to resign from the position as President of the Company. After careful consideration, the Board has decided to accept Dr. Zhang resignation effective December 24, 2011.

Dr. Zhang is resigning as President of the Company to pursue his personal development elsewhere. Dr. Zhang has confirmed that he does not have any disagreement with the Board and there are no other matters related to his resignation that need to be brought to the attention of the shareholders of CNR or the United States Securities and Exchange Commission.

Dr. Zhang has joined the Company as President and was in charge of the Company’s business development in mainland China since June 2011.

The Board would like to take this opportunity to express its deepest appreciation and gratitude to Dr. Zhang for his contributions to the Company.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “continue”, “consider”, “probably”, “will”, “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited—Investor Relations Department

Phone: (852) 2111 3815

E-mail: ir@chinametrorural.com